NO ACT

10
11-12-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





10013761

Act: 1934
Section: 13(d)(3)
Rule: 13d-5(b)
Public Availability: November 12, 2010

Securities Exchange Act of 1934
Section 13(d)(3) and Rule 13d-5(b)

November 12, 2010

Response of the Office of Mergers and Acquisitions
Division of Corporation Finance



Received SEC
NOV 12 2010
Washington, DC 20549

Re: Booz Allen Hamilton Holding Corporation
Incoming letter dated November 12, 2010

Elizabeth Pagel Serebransky, Esq.
Debevoise & Plimpton, LLP
919 Third Avenue
New York, NY 10022

Re: Interpretation Regarding Group Formation under Section 13(d)(3) and Rule 13d-5(b)

Dear Ms. Serebransky,

We are responding to your letter dated November 12, 2010, addressed to Michele M. Anderson, Nicholas P. Panos, and Evan S. Jacobson, as supplemented by telephone conversations with the Staff, regarding your request for interpretive guidance. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed photocopy of your letter. Capitalized and other defined terms in your letter have the same meaning in this letter.

Based upon the representations and facts presented in your letter, the Staff in the Division of Corporation Finance, without necessarily concurring with the analysis or conclusions set forth in your letter, has no objection if the Non-Executive Stockholders, due to their execution of, or conduct governed by, the amended and restated stockholders agreement or the tag and proxy agreements that comprise the proposed arrangements, do not report beneficial ownership under Section 13(d) of the Exchange Act as members of a group. In issuing this interpretive position, we considered the following facts regarding the proposed arrangements, among others:

- The proposed arrangements do not contain any contractual provision between the Carlyle Stockholder and the Non-Executive Stockholders, or among the Non-Executive Stockholders, governing the acquisition or holding of the Covered Shares;

- The Carlyle Stockholder will make any decision to sell its Covered Shares (and will independently determine the price, timing, and any contractual representations, warranties, covenants or other similar agreements applicable to the sale) in its sole discretion;

- The Carlyle Stockholder will have no control over the determination by any Non-Executive Stockholder to dispose of the Covered Shares (or any ability to force any Non-Executive Stockholder to dispose of any securities);

- A Non-Executive Stockholder or group of Non-Executive Stockholders will have no ability to influence or control the initiation of a sale or the determination by the Carlyle Stockholder of whether to dispose of the Covered Shares;

- A Non-Executive Stockholder who grants an Irrevocable Proxy to the Carlyle Stockholder will irrevocably divest itself of voting power, and thus the ability to "act together" with the Carlyle Stockholder within the meaning of Exchange Act Rule 13d-5(b), with respect to all matters covered by the Irrevocable Proxy;

- The stated purpose of the proposed arrangements is not to change or influence control of Holding, and no Non-Executive Stockholder or group of Non-Executive Stockholders will have the power to influence or exercise control over Holding as a result of being a party to the proposed arrangements; and

- The Carlyle Stockholder will disclose its voting power over the Covered Shares held by the Non-Executive Stockholders who have granted it an Irrevocable Proxy, and will reflect such beneficial ownership over the Covered Shares in a filing on Schedule 13D.

This response is strictly limited to the Division of Corporation Finance's interpretive position with respect to the potential group issue raised under Section 13(d) of the Exchange Act by the Non-Executive Stockholders' participation in the proposed arrangements. Any different facts or circumstances may require a different conclusion. The Division expresses no legal conclusion with respect to any interpretive or other questions that the proposed arrangements may raise. Your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act. Responsibility for compliance with these and other provisions of the federal or state securities laws rests with Holding.

Sincerely,



Michele M. Anderson
Chief
Office of Mergers and Acquisitions

DEBEVOISE & PLIMPTON LLP

919 Third Avenue
New York, NY 10022
Tel 212 909 6000
Fax 212 909 6836
www.debevoise.com

Securities Exchange Act of 1934
Section 13(d)

November 12, 2010

Michele M. Anderson, Esq.
Chief, Office of Mergers and Acquisitions
Nicholas P. Panos, Esq.
Senior Special Counsel, Office of Mergers and Acquisitions
Evan S. Jacobson, Esq.
Attorney Advisor, Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Booz Allen Hamilton Holding Corporation

Ladies and Gentlemen:

On behalf of our client, Booz Allen Hamilton Holding Corporation, a Delaware corporation, we are seeking interpretive advice to confirm that each stockholder of Booz Allen Hamilton Holding Corporation who is not an executive officer, director or greater-than-five-percent owner and who will grant an irrevocable proxy and receive certain tag-along rights in exchange, as described herein, is not by virtue of the proposed arrangements with a private investment firm and other arrangements described herein a member of a "group" under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Background

Booz Allen Hamilton Holding Corporation ("Holding"), through its indirect wholly owned subsidiary, Booz Allen Hamilton, Inc. ("BAH"), is a leading provider of management and technology consulting services to the U.S. government in the defense, intelligence and civil markets. BAH employs approximately 23,000 people and is, in a number of respects, managed by a large management team consisting of employee-stockholders who, reflecting BAH's partnership-style culture, are called "partners" and who manage the affairs of BAH. There are currently approximately 109 partners.

The 2008 Transaction. Prior to 2008, BAH was engaged in the commercial and international consulting business, as well as its U.S. government consulting business, and was owned and managed by approximately 325 "partners." In 2008, BAH spun off its commercial and international consulting business as a separate entity owned and managed by the partners active in that business and was, following the spin-off, indirectly acquired by Holding, an affiliate of The Carlyle Group ("Carlyle"), a private investment firm. Holding is the owner of the U.S. government business of BAH following the separation, and approximately 77% of Holding's outstanding shares are currently owned by Carlyle.

In connection with the Carlyle affiliate's acquisition, the BAH partners in the U.S. government consulting business were required to exchange a specified minimum percentage of their stock and options in BAH for stock and options in Holding, and were, subject to various limitations, permitted to exchange a greater percentage than the minimum and retain additional equity ownership in Holding. Partners who were transferred to the spun-off entity were also permitted to exchange a portion of their stock in BAH for a small amount of stock in Holding. As a result of these exchanges and subsequent grants to employees under Holding's equity plans, current and former employee "partners" (and related trusts) of BAH and Holding own the remaining 23% equity interest in Holding.

Holding entered into a stockholders agreement with the Carlyle affiliate and other stockholders in connection with the transaction, a copy of which has been provided to the Staff. The stockholders agreement contained a variety of provisions relating to the voting of Holding's securities and treatment of such securities in various exit transactions, described in greater detail below. All stockholders who were issued stock in Holding were required to enter into the stockholders agreement. Further, any employees who have since acquired stock or options to purchase stock, including under Holding's equity plans, were required to become parties to the stockholders agreement.[1] We refer to the securities subject to the stockholders agreement as the "Covered Shares."

Parties to the Stockholders Agreement. There are currently 201 parties to the stockholders agreement,[2] other than the affiliates of Carlyle. The "Carlyle Stockholder" currently holds 77.1% of the Covered Shares. The other parties to the stockholders agreement include (i) the "Executive Stockholders," the thirteen executive officers of Holding who currently own in the aggregate approximately 7.0% of the Covered Shares;

1 Forty-two BAH employees who are not partners and do not currently own stock but hold options granted under Holding's equity plans are parties to the stockholders agreement.

2 Certain stockholders have transferred all or a portion of their Holding securities to family trusts, and these trusts are also parties to the stockholders agreement. For purposes of this discussion, we have counted only individuals as parties to the stockholders agreement and have included the amounts held in trusts as held by the individual.

(ii) the "Employee Stockholders," the 106 current and retired partner-employees of Holding and two directors who are not executive officers and who own in the aggregate approximately 14% of the Covered Shares, as well as additional employees who may acquire securities in the future under Holding's equity plans; and (iii) the "Commercial Stockholders," the 38 former employees of the commercial consulting business of BAH who became employees of the spun-off entity in the 2008 transaction and who own in the aggregate less than 2% of the Covered Shares. The Chief Executive Officer ("CEO") currently owns 2.6% of the Covered Shares, another Executive Stockholder owns 1.5% of the Covered Shares and each of the remaining eleven Executive Stockholders owns less than 1%. One Employee Stockholder owns 2.1% of the Covered Shares and each of the remaining Employee Stockholders owns significantly less than 1%. Each of the Commercial Stockholders owns 0.3% or less of the Covered Shares, and all Covered Shares owned by the Commercial Stockholders are non-voting, although such non-voting securities may be exchanged for voting securities under certain circumstances.

For purposes of the stockholders agreement, the Executive Stockholders and the Employee Stockholders are collectively referred to as the "Management Stockholders" and all signatories to the stockholders agreement other than the Carlyle Stockholder (including the Management Stockholders and the Commercial Stockholders) are referred to as the "Individual Stockholders."

In this letter, we are seeking interpretive advice with respect to the Employee Stockholders and the Commercial Stockholders, who we will refer to collectively as the "Non-Executive Stockholders." For avoidance of doubt, the Non-Executive Stockholders include all Individual Stockholders other than the Executive Stockholders. The Non-Executive Stockholders as described above own in the aggregate less than 15.8% of the Covered Shares. Only one of the Non-Executive Stockholders owns in excess of 1% of the Covered Shares (at 2.1%), and the remainder each own significantly less than 1%. To the best of our knowledge, none of the Non-Executive Stockholders is an affiliate of The Carlyle Group or the Carlyle Stockholder.

Terms of Current Stockholders Agreement. We have provided a copy of the stockholders agreement to the Staff, but we will briefly discuss the provisions relevant to this letter. The stockholders agreement contains provisions for the nomination and election of directors of Holding. A majority of the directors are selected by the Carlyle Stockholder, two directors are employees designated by Holding's CEO and the remainder are selected jointly by the Carlyle Stockholder and Holding's CEO. If the CEO has not been an employee of BAH for at least five years, then the employee directors are instead to be selected by vote of the majority of the securities held by Management Stockholders. All parties to the stockholders agreement have agreed to exercise their vote for the election of directors nominated in accordance with the stockholders agreement. At a time when the Carlyle Stockholder ceases to own at least forty percent of the voting securities of Holding, Holding and the Carlyle Stockholder are to use commercially reasonable efforts to adjust the Carlyle Stockholder's board rights to be consistent with its ownership position at that time.

In the event that the Carlyle Stockholder proposes to transfer securities issued by Holding to a third-party purchaser, then each Individual Stockholder has the right to participate in such transfer on a pro rata basis (the "Original Tag-Along Right"). The Original Tag-Along Right is linked to a first-refusal right under which any Management Stockholder who does not elect to exercise the Original Tag-Along Right has a right of first refusal to purchase a pro rata share of any securities that a tagging Individual Stockholder proposes to transfer to such third-party purchaser, on the same or similar terms as the purchase by the third-party purchaser (the "Right of First Refusal").

In the event that the Carlyle Stockholder proposes to transfer securities issued by Holding to a third-party purchaser (and the transaction or series of transactions constitutes a change of control or a sale of substantially all the assets of Holding), then the Carlyle Stockholder has the right (a "Bring-Along Right") to require each Individual Stockholder to sell to such third-party purchaser, on the same terms and conditions as apply to the Carlyle Stockholder, the same proportion of their securities as is being sold by the Carlyle Stockholder.

The stockholders agreement also contains prohibitions on transfer, without the prior written approval of the Carlyle Stockholder, which terminate 180 days following an initial public offering of Holding's common stock (an "IPO"). Prior to such time, transfers are prohibited (unless approved by the Carlyle Stockholder) other than (i) transfers effected pursuant to the Carlyle Stockholder's Bring-Along Right; (ii) transfers effected by the Individual Stockholders pursuant to the exercise of the Original Tag-Along Right; (iii) transfers effected with respect to the registration rights (described below); and (iv) certain other permitted transfers to family members, trusts, heirs and certain affiliates.

The Carlyle Stockholder also has demand registration rights under the stockholders agreement, permitting it to require Holding to register its securities. The Individual Stockholders have piggyback registration rights under the stockholders agreement, allowing them to request that Holding include their securities in any Holding registration of common stock (including in a demand registration) if the registration form to be used may also be used for the registration of securities owned by the Individual Stockholders, subject to certain restrictions and limitations.

The stockholders agreement also contains agreements with Holding relating to conversion of securities into a different class, indemnification, preemptive rights (which terminate on an IPO) and repurchase rights (which can be exercised by Holding to repurchase securities held by Management Stockholders who terminate employment or by Individual Stockholders who engage in conduct that is detrimental to Holding).

The Initial Public Offering and Contemplated Changes

On June 21, 2010, Holding filed a Registration Statement (as amended, the "Registration Statement") on Form S-1 (File No. 333-167-645) under the Securities Act of 1933, as amended (the "Securities Act"), relating to the initial public offering of the Class A Common Stock in Holding (the "Offering"). We have been advised that current stockholders are not expected to sell Covered Shares in the Offering. Because of the additional securities to be issued and sold by Holding in the Offering, the ownership percentages of each of the parties to the stockholders agreement will be reduced as a result of the Offering. The Carlyle Stockholder will own well in excess of 50% of the outstanding common stock after the Offering.

Although the majority of decisions under the stockholders agreement are made by the Carlyle Stockholder, and the Non-Executive Stockholders have no ability to control Holding through the stockholders agreement, the voting provisions, the Bring-Along Right, the juxtaposition of the Right of First Refusal with the Original Tag-Along Right and the agreements between Individual Stockholders and the Carlyle Stockholder restricting transfers may be considered arrangements or agreements under which all signatories have formed a "group" under Section 13(d) of the Exchange Act for the purposes of acquiring, holding, voting or disposing of equity securities. In recognition of the possibility that the Commission could take this position, and to preserve the valid corporate purposes of the stockholders agreement going forward, the parties intend to take the steps described below.

Amendments to the Stockholders Agreement. Along with some minor non-"group"-related changes, the stockholders agreement will be amended in the following manner, effective upon the effectiveness of the Registration Statement: First, the restrictions on transfer of the Covered Shares within 180 days following the Offering without the prior written approval of the Carlyle Stockholder will be amended so that they no longer provide any rights to the Carlyle Stockholder. Instead such provisions will be formulated as agreements between each Individual Stockholder and Holding so that they would not in our view implicate group issues because they would be an agreement between the issuer of the securities and each Individual Stockholder and not an agreement among stockholders. Second, the scope of the Bring-Along Right and the voting and director selection provisions will be narrowed so that they apply only to the Carlyle Stockholder and the Executive Stockholders and not to the Non-Executive Stockholders, and thus in our view would not implicate group issues for any Non-Executive Stockholder because the Non-Executive Stockholders would not be party to those agreements to vote, dispose of or sell securities. Third, in part because the Right of First Refusal is potentially problematic from a group perspective as it may be seen as an agreement with respect to the acquisition or disposition of the securities of Holding and in part because of limitations on the ability to amend the Original Tag-Along Right, both the Right of First Refusal and Original Tag-Along Right will be eliminated entirely for all stockholders. The other provisions of the stockholders agreement, including (i) registration rights for the Carlyle Stockholder and Individual Stockholders, along with related indemnification provisions; (ii) Holding repurchase rights upon termination of employment or engaging in certain actions by Individual Stockholders; and (iii) conversion provisions for certain classes of stock upon subsequent sales to third parties, will not be amended in any material manner. A copy of the form of amended and restated stockholders agreement has been provided to the Staff and filed as an exhibit to the Registration Statement.

Irrevocable Proxy in Exchange for New Tag-Along Right. In connection with the amendments to the stockholders agreement, the Carlyle Stockholder has made a unilateral offer to each Individual Stockholder to grant such stockholder a pro rata tag-along right (the "New Tag-Along Right") in exchange for an irrevocable proxy to vote such stockholder's Covered Shares with respect to the election and removal of directors, fundamental changes, change of control transactions and any matter submitted to the stockholders in connection with the foregoing for so long as the Carlyle Stockholder holds a specified amount of the aggregate outstanding voting securities of Holding (the "Irrevocable Proxy"). The New Tag-Along Right and Irrevocable Proxy will be granted pursuant to separate tag and proxy agreements to be entered into between the Carlyle Stockholder and each Individual Stockholder who has accepted the Carlyle Stockholder's offer. A copy of the form of tag and proxy agreement has been provided to the Staff and filed as an exhibit to the Registration Statement. The Carlyle Stockholder has offered these arrangements to, and will execute agreements with, Individual Stockholders prior to the effectiveness of the Registration Statement, with such arrangements to become effective upon effectiveness of the Registration Statement. This New Tag-Along Right will provide each recipient the right to participate in a transfer by the Carlyle Stockholder of Holding securities to a third-party purchaser on a pro rata basis but will not include any right of first refusal. Both the New Tag-Along Right and the Irrevocable Proxy will terminate by their terms if the Carlyle Stockholder ceases to own and have the power to dispose of a specified amount of the outstanding common stock of Holding, or earlier in certain events. Each stockholder will make his or her own decision as to whether to grant the Irrevocable Proxy to the Carlyle Stockholder and to receive the New Tag-Along Right in exchange therefor. If a stockholder does not grant the Irrevocable Proxy to the Carlyle Stockholder, the stockholder will not receive the New Tag-Along Right and none of his or her Covered Shares will be subject to the Irrevocable Proxy. A substantial majority of the Non-Executive Stockholders and all of the Executive Stockholders have accepted this offer. The Carlyle Stockholder will report any Covered Shares with respect to which it is granted the Irrevocable Proxy as indirectly beneficially owned by it for Section 13(d) purposes. The Carlyle Stockholder will not take the position that the Irrevocable Proxy or the New Tag-Along Right or any provisions of the amended and restated stockholders agreement cause the Carlyle Stockholder to be a member of a group with any Non-Executive Stockholder.[3]

Section 13(d)

Section 13(d). Section 13(d)(1) of the Exchange Act and Rule 13d-1 require the filing of a Schedule 13D with the Securities and Exchange Commission by "[a]ny person who . . . is directly or indirectly the beneficial owner of more than five percent" of a class of registered, voting equity securities of an issuer. 15 U.S.C. § 78m(d)(1) (2006). Section 13(d)(3) of the Exchange Act provides that "[w]hen two or more persons act as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of securities of an issuer, such syndicate or group shall be deemed a 'person' for the purposes of this subsection." 15 U.S.C. § 78m(d)(3) (2006). Rule 13d-5(b)(1) provides that "[w]hen two or more persons agree to act together for the purposes of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) . . . of the Act, as of the date of such agreement, of all equity securities of that issuer beneficially owned by any such persons." 17 C.F.R. § 240.13d-5(b)(1) (2010).

The public policy rationale underlying Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) is that the public needs in-depth information about persons acquiring beneficial ownership and changes in beneficial ownership because such changes could quickly lead to changes in corporate control. See, e.g., Amendments to Beneficial Ownership Reporting Requirements, Exchange Act Release No. 34-37403, 62 SEC Docket 734, ¶ 85,819 (July 3, 1996); Reporting of Beneficial Ownership in Publicly-Held Companies, Exchange Act Release No. 26598 (March 8, 1989). The regulatory scheme aims for disclosure to the public and to an issuer of circumstances that might influence control of the issuer. Indeed, the Commission even has the authority, pursuant to Section 13(d)(6)(D), to exempt from the provisions of Section 13(d) "any acquisition or proposed acquisition of a security . . . as not entered into for the purpose of, and not having the effect of, changing or influencing the control of the issuer or otherwise as not comprehended within the purposes of [Section 13(d)]." 15 U.S.C. § 78m(d)(6)(D); see also Interstate Securities Co. Employees' Thrift Plan, SEC No-Action Letter (May 31, 1974).[4]

Interpretive Relief Requested. We are seeking interpretive advice to confirm that each Non-Executive Stockholder by virtue of his or her participation in the stockholders agreement, as amended and restated as described in this letter, and grant of the

---

3 The amended and restated stockholders agreement and the several tag and proxy agreements are sometimes referred to herein as the "proposed arrangements."

4 We understand that, to date, the Commission has not used this authority to issue formal exemptive orders.

Irrevocable Proxy and receipt of the New Tag-Along Right in exchange is not a member of a "group" under Section 13(d) because none of (i) the grant of the Irrevocable Proxy to the Carlyle Stockholder by the Non-Executive Stockholders; (ii) the receipt of the New Tag-Along Right by each Non-Executive Stockholder; or (iii) the provisions of the stockholders agreement relating to restrictions on transfer without Holding's consent, piggyback registration rights and Holding's right to repurchase Covered Shares under certain circumstances that will be applicable to the Non-Executive Stockholders following the amendment and restatement described herein constitutes an agreement to act together – with each other, with the Executive Stockholders or with the Carlyle Stockholder – for the purpose of acquiring, holding, voting or disposing of the securities of Holding. Holding is seeking this interpretive advice because it needs clarification of the treatment under Section 13(d) of the parties to the amended and restated stockholders agreement in order to meet its obligation to disclose the beneficial ownership of its securities in connection with the Offering and in future periodic reports. In addition, without such interpretive advice, Holding may be unable to properly assist its employees in meeting their reporting obligations and, if employees who are not Executive Officers are members of a "group" under Section 13(d), Holding may have difficulty effectively incentivizing those employees through equity-based compensation in light of the provisions of Section 16 of the Exchange Act. We do not seek interpretive advice with respect to the Carlyle Stockholder or the Executive Stockholders.

Analysis

Definition of "Group" under Section 13(d). For the reasons set forth below, it is our view that neither the provisions applicable to the Non-Executive Stockholders in the amended and restated stockholders agreement nor the grant of the Irrevocable Proxy to the Carlyle Stockholder and the receipt of the New Tag-Along Right would cause the Non-Executive Stockholders to be members of a "group" within the meaning of Section 13(d)(3) under the Exchange Act or Rule 13d-5(b)(1) thereunder because the Non-Executive Stockholders will not have thereby agreed to act together with any other stockholder for the purpose of acquiring, holding, voting or disposing of securities of Holding. Formation of a group under Rule 13d-5(b)(1) requires an agreement among stockholders for some common objective: acquiring, holding, voting or disposing of securities. Wellman v. Dickinson, 682 F.2d 355, 363 (2d Cir. 1982). The Non-Executive Stockholders do not enter into the proposed arrangements to pursue a common objective of acquiring, holding, voting or disposing of Covered Shares or to influence control or management of Holding. Instead, each would enter into these arrangements to protect his or her interests as a minority stockholder in a corporation that is controlled by a single majority stockholder. Accordingly, these arrangements would not give the Non-Executive Stockholders beneficial ownership of the Covered Shares of any other stockholder because the Non-Executive Stockholders will not be able to vote or compel the disposition of any other stockholder's Covered Shares.

In our view, the proposed arrangements would not create a group either among Non-Executive Stockholders or between any Non-Executive Stockholder and the Carlyle Stockholder for Section 13(d) purposes under the text of the statute and regulations for the following reasons:

First, there will be no agreement in any of the arrangements described herein with respect to the acquisition of additional securities. A Non-Executive Stockholder will only acquire additional securities of Holding pursuant to equity awards under Holding's equity plans or through individual purchases.

Second, there will be no agreement among the Non-Executive Stockholders and any other party to the amended and restated stockholders agreement to hold securities. Each Non-Executive Stockholder will retain full investment power and control over the holding and disposition of his or her Covered Shares under the proposed arrangements. The restrictions on transfer in the amended and restated stockholders agreement will be bilateral agreements with Holding, the issuer. The Commission and courts interpreting the Commission's rules have taken the position that the issuer may not itself be a group member. See, e.g., Warner Communications, Inc. v. Murdoch, 581 F. Supp. 1482, 1500 (D. Del. 1984). Accordingly, any requirement to obtain the consent of Holding prior to the transfer of any Covered Shares would not be an agreement between stockholders to act together with respect to the holding of securities.

Third, the Non-Executive Stockholders will not be agreeing to act as a group for the purpose of voting securities. Through the individual grant of the Irrevocable Proxy to the Carlyle Stockholder, each Non-Executive Stockholder granting the Irrevocable Proxy will entirely surrender his or her voting power with respect to the Covered Shares over the election and removal of directors, fundamental changes, change of control transactions and any matter submitted to the stockholders in connection with the foregoing to the Carlyle Stockholder for the duration of the Irrevocable Proxy. The Carlyle Stockholder will have the sole right to vote the Covered Shares over which it holds an Irrevocable Proxy on the matters subject to the Irrevocable Proxy. The Non-Executive Stockholder will have no control over the outcome of a vote by virtue of granting the Irrevocable Proxy and no ability to change or influence control of Holding. See Adoption of Beneficial Ownership Disclosure Requirements, Exchange Act Release No. 34-13291, Example 7 (Feb. 24, 1977) (explaining that a person in whose favor an irrevocable proxy is granted to vote in excess of five percent of a class of securities is a beneficial owner of those securities and has an obligation to file because it has the power to vote, and that a person who granted the irrevocable proxy is also a beneficial owner of the securities and has an obligation to file *only* because it retains the power to direct the disposition of the securities (and not because it has granted an irrevocable proxy to another person)); see also Amendments to Beneficial Ownership Reporting Requirements, Exchange Act Release No. 34-39538 (Jan. 12, 1998) (explaining that "a shareholder who is a passive recipient of soliciting activities, without more, would not be deemed a member of a group under Rule 13d-5(b)(1) with persons conducting the solicitation. This would be true even where the soliciting activities result in the shareholder granting a revocable proxy.").[5]

Some voting agreements or proxies, in which a stockholder agrees with another stockholder on voting securities for board nominees, may be deemed to create shared voting power between the stockholders. The Irrevocable Proxy to be granted here, however, would not create any such shared voting power. The Non-Executive Stockholders will not share voting power with any other stockholder; rather, they will fully divest themselves of voting power with respect to the matters covered by the Irrevocable Proxy and will, with respect to such matters, have no influence or control over the voting of their Covered Shares. They will not act together within the meaning of Rule 13d-5(b) for the purposes of voting securities because the Carlyle Stockholder will be acting unilaterally with respect to such Non-Executive Stockholders' Covered Shares under the terms of the Irrevocable Proxy. They will have no control over what directors are nominated or elected or how the Carlyle Stockholder will vote in connection with any transaction. There is no agreement or understanding with any Non-Executive Stockholder as to how those Covered Shares will be voted. In support of this position, we note that the SEC has granted relief from Section 13(d) and Section 16 to the beneficiaries of a voting trust that had sole power to vote the beneficiaries' securities on general matters, taking the position that the beneficiaries of the trust were not a Section 13(d) "group." See Taylor Voting Trust, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 76,051 (Jan. 3, 1992) (taking the position that beneficiaries of a trust were not members of a Section 13(d) group solely because of their beneficiary status, noting that the beneficiaries of the trust do not vote as a group and the trustees had sole voting power on general matters, while on certain significant matters, each beneficiary had sole voting power with respect to his or her securities).

Of course, the Carlyle Stockholder, by virtue of each Irrevocable Proxy granted, will beneficially own the Covered Shares of the Non-Executive Stockholder granting such Irrevocable Proxy. The power to vote securities pursuant to an irrevocable proxy creates beneficial ownership. See Acquisitions of Substantial Amounts of Securities and Related Activities Undertaken During and Following a Tender Offer for Those Securities, Exchange Act Release No. 34-24,976, 39 SEC Docket 350, ¶ 84,160 (Oct. 1, 1987); see also Adoption of Beneficial Ownership Disclosure Requirements, Exchange Act Release No. 34-13291, Example 7 (Feb. 24, 1977). In light of its ownership status under Section 13(d), the Carlyle Stockholder will report its voting power and beneficial ownership of such Covered Shares under Section 13(d).

The Carlyle Stockholder's voting power and control over the Non-Executive Stockholders' Covered Shares would not, we believe, make the Non-Executive

---

[5] In our view, the result discussed in Exchange Act Release No. 34-39538 should not be different where the proxy is irrevocable.

Stockholders members of the Section 13(d) group with the Carlyle Stockholder or impose on them a Schedule 13D filing obligation because the Non-Executive Stockholders will not have agreed to act together with the Carlyle Stockholder with respect to the voting of their Covered Shares; rather, they will merely have ceded voting control to the Carlyle Stockholders. See, e.g., Wellman v. Dickinson, 682 F.2d 355, 367 & n.14 (2d Cir. 1982) (in which the court noted that while a defendant stockholder was found to be the beneficial owner under Section 13(d) of the securities of three other stockholders that he could control, such control of the three stockholders' securities did not make the three stockholders whose securities were controlled members of the Section 13(d) group).

Fourth, there will be no agreement to act together for purposes of disposing of equity securities. Although each Non-Executive Stockholder will perhaps have a New Tag-Along Right, each stockholder will have the sole right to determine whether or not to exercise his or her New Tag-Along Right and sell if the opportunity arises. Similarly, the Non-Executive Stockholder will have no ability to influence or control the initiation of a sale of Covered Shares or the determination of whether to sell Covered Shares by the Carlyle Stockholder. The Carlyle Stockholder will make any decision to sell its Covered Shares (and will independently determine the price, timing and any contractual representations, warranties, covenants and other similar agreements applicable to the sale) in its sole discretion.

The grant of the New Tag-Along Right may be deemed to impose some incidental constraint on the Carlyle Stockholder's sale of its Covered Shares, both because, as a procedural matter, the New Tag-Along Right can only be effectuated through certain notice and timing provisions and because, in the event the pertinent third-party purchaser is willing to purchase only a fixed number of securities, the New Tag-Along Right could require the Carlyle Stockholder to sell fewer Covered Shares in order to allow room for the participating Individual Stockholders to sell their pro rata portion. While one might argue that such incidental encumbrances raise group issues, we believe that this argument has no merit because these indirect constraints in no way implicate corporate control and therefore do not implicate the policy purposes that support beneficial ownership reporting underlying Section 13(d). The New Tag-Along Right will not be entered into for the purpose of, nor will it have the effect of, changing, or influencing, or effectuating or restraining the transfer of control of Holding. Rather, it simply will be a means of allocating sales among stockholders who make an individual determination to sell. In effect, tag-along rights such as the New Tag-Along Right here operate in the context of a private sale of securities much the same way agreements among stockholders with respect to piggyback registration rights operate in the context of a public sale of securities. Both sorts of rights allow small stockholders to participate in a large stockholder's determination to sell. Both impose certain notice and procedural requirements needed to effectuate the sales in an orderly fashion. And both involve cutbacks in the event the opportunity to sell would cover fewer securities than the stockholders would like to include in the sale. Piggyback registration rights regularly appear in post-IPO stockholders agreements and registration rights agreements among stockholders, and we are not aware of any circumstances under which it has been argued that such piggyback registration rights give rise to a "group" under Section 13(d) and Rule 13d-5(b)(1) thereunder. Precisely the same result is appropriate for the New Tag-Along Right.

Because the New Tag-Along Right will allow for individual choice, will not give the Carlyle Stockholder any control over the determination by any Non-Executive Stockholder to dispose of Covered Shares (or any ability to force any Non-Executive Stockholder to dispose of any securities), and will not give any Non-Executive Stockholder or group of Non-Executive Stockholders any ability to influence or control the initiation of any sale or the determination of whether to dispose of securities by the Carlyle Stockholder or Holding (or the Covered Shares of any other stockholder), the Non-Executive Stockholders will not be agreeing to act together, with each other or with the Carlyle Stockholder, for purposes of disposing of these securities such that they would be a group under Section 13(d).

Accordingly, we believe that the Non-Executive Stockholders who will be parties to the amended and restated stockholders agreement, including those Non-Executive Stockholders who grant an Irrevocable Proxy to the Carlyle Stockholder in exchange for the New Tag-Along Right, would not be members of a "group" under the statutory definition in Section 13(d) or the language of Rule 13d-5(b)(1).

Additional Support for Interpretive Position. We believe that this interpretation is consistent with the public policy rationale of Section 13(d).

The proposed arrangements will not be entered into for the purpose of, nor will they have the effect of, changing or influencing the control of Holding. Unlike the Carlyle Stockholder, which has the power to exercise control over Holding and because of its voting control over the Covered Shares through the Irrevocable Proxy will beneficially own the Covered Shares of the Non-Executive Stockholders under Section 13(d), no Non-Executive Stockholder or group of Non-Executive Stockholders will have the power to exercise control over Holding as a result of being a party to these arrangements. The Non-Executive Stockholders, unlike the Carlyle Stockholder, are too numerous, and each individual Non-Executive Stockholder's holdings too small, to permit any single Non-Executive Stockholder to exercise control through these arrangements. In fact, Carlyle already has and will continue to have a controlling interest in Holding.

In addition, Section 13(d) and Regulation 13D adopted thereunder are principally intended to notify both the public and the issuer itself[6] of accumulations in the company's securities and to provide information regarding the person or group making such

---

6 The purpose of notifying the issuer itself is evidenced by the requirement of Rule 13d-7 that Schedules 13D regarding an issuer's securities be sent to the issuer. 17 C.F.R. § 240.13d-7.

accumulations. See S. Rep. No. 550, 90th Cong., 1st Sess. 7 (1967); H.R. Rep. No. 1711, 90th Cong., 2nd Sess. 8 (1968); Hearings on S. 510 before the Subcomm. on Securities of the Senate Comm. on Banking and Currency, 90th Cong., 1st Sess. (1967); Amendments to Beneficial Ownership Reporting Requirements, Exchange Act Release No. 34-37403, 62 SEC Docket 734, ¶ 85,819 (July 3, 1996). Such purposes would not be advanced by requiring the Non-Executive Stockholders to file reports under Section 13(d) in this case because the public and Holding will already have adequate information about the Covered Shares. Section 13(d) reports will be filed by the Carlyle Stockholder because it will have voting power, and therefore will jointly hold beneficial ownership, over the Covered Shares of the Executive Stockholders and the Non-Executive Stockholders who have granted it an Irrevocable Proxy. The Covered Shares beneficially owned by the Executive Stockholders will be disclosed pursuant to Section 16(a) of the Exchange Act, and the total number of securities of Holding that may be acquired by each director and "named executive officer" of Holding will be disclosed in Holding's proxy statements on an annual basis. Holding itself already has adequate information concerning Covered Shares held subject to these arrangements as a result of being a party to the stockholders agreement and a party to its equity incentive plan. Further, the parties to the amended and restated stockholders agreement and the Irrevocable Proxy and New Tag-Along Right arrangements are not acting to avoid or subvert the beneficial ownership disclosure requirements that the legislative history suggests Section 13(d)(3) was adopted to prevent, as all Covered Shares subject to the Irrevocable Proxies and New Tag-Along Rights will be reported on the Schedule 13D filed by the Carlyle Stockholder. It is not clear to us what value, if any, market participants, the issuer or other stockholders would place on public disclosure regarding ownership of such Covered Shares by the Non-Executive Stockholders if the interpretive relief requested herein were not granted because Carlyle will already report the full concentration of Covered Share beneficial ownership, as noted above.

Summary

For the foregoing reasons, we respectfully request that the Staff confirm that each Non-Executive Stockholder by virtue of his or her participation in the stockholders agreement, as amended and restated as described in this letter, and grant of the Irrevocable Proxy and receipt of the New Tag-Along Right in exchange is not a member of a "group" under Section 13(d) of the Exchange Act. We represent that this interpretive advice would apply only to the arrangements described herein and would not extend to any Non-Executive Stockholder who enters into other arrangements with one or more Non-Executive Stockholders, the Executive Stockholders or the Carlyle Stockholder for the purpose of acquiring, holding, disposing or voting securities or otherwise affect the reporting requirements of a Non-Executive Stockholder who in the future may acquire ownership, or become a member of another group that acquires ownership, of more than five percent of the shares of any class of Holding's equity securities.

* * * * *

If you have any questions concerning the foregoing, or if you require any additional information, please do not hesitate to contact the undersigned at (212) 909-6785 or Jeff Rosen at (212) 909-6281. If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter.

Very truly yours,



Elizabeth Pagel Serebransky

cc: Robert S. Osborne, Esq.
Senior Vice President, Executive General Counsel
Booz Allen Hamilton, Inc.